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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) VT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kucinskas 802-229-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500 (Address) Boston (City) MA (State) 02210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kucinskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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[signature]
Signature

Vice President, Treasurer & Financial Operations Principal
Title

[signature: Janice D. Ellis]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
As of and for the Year Ended
December 31, 2018

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
As of and for the Year Ended December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	3
Statement of Comprehensive Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 16
Supplemental Schedule	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	17

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Equity Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equity Services, Inc. (the "Company") as of December 31, 2018, and the related statement of comprehensive income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2019

We have served as the Company's auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Company.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Financial Condition
As of December 31, 2018

		2018
Assets		
Cash and cash equivalents	$	6,228,753
Investment advisor fees receivable		3,748,124
Prepaid expenses and other assets		580,106
Other receivables		3,401,920
Income taxes recoverable from affiliate		253,084
Total assets	$	14,211,987
Liabilities		
Investment advisor fees payable	$	3,007,220
Accounts payable and accrued expenses		942,749
Due to affiliates		1,230,722
Commissions payable		1,962,718
Unearned revenue		149,735
Total liabilities		7,293,144
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding		197,008
Additional paid-in capital		48,402,358
Accumulated deficit		(41,680,523)
Accumulated other comprehensive income (loss)		—
Total stockholder's equity		6,918,843
Total liabilities and stockholder's equity	$	14,211,987

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Comprehensive Income
For the Year Ended December 31, 2018

		2018
Revenues		
Commissions	$	36,747,797
Investment advisor fees		18,330,448
Marketing support, revenue sharing and other revenue		4,676,098
Total revenues		59,754,343
Operating expenses		
Commissions		32,174,758
Investment advisor fees		15,987,454
Intercompany charges		4,131,223
General and administrative expenses		3,553,126
Salaries and benefits		8,118,409
Clearing agent fees		923,541
Marketing support charges		430,856
Total operating expenses		65,319,367
Loss before income taxes		(5,565,024)
Income tax benefit		1,429,547
Net loss		(4,135,477)
Other comprehensive income (loss)		
Unrealized gains (losses) on available-for sale securities		—
Total other comprehensive income (loss)		—
Comprehensive loss	$	(4,135,477)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2017 Stockholder's Equity	$ 197,008	$ 42,402,358	$ (37,545,046)	$ —	$ 5,054,320
Net loss	—	—	(4,135,477)	—	(4,135,477)
Other comprehensive income (loss)				—	—
Total comprehensive income (loss)					(4,135,477)
Capital contributions	—	6,000,000	—	—	6,000,000
December 31, 2018 Stockholder's Equity	$ 197,008	$ 48,402,358	$ (41,680,523)	$ —	$ 6,918,843

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2018

		2018
Cash flows from operating activities		
Net loss	$	(4,135,477)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Changes in assets and liabilities:		
Investment advisor fees receivable		(687,423)
Prepaid expenses and other assets		16,657
Other receivables		(452,324)
Due to/from affiliates		330,169
Income taxes recoverable from affiliate		85,205
Investment advisor fees payable		532,002
Accounts payable and accrued expenses		320,076
Commissions payable		315,360
Unearned revenue		(2,265)
Net cash used in operating activities		(3,678,020)
Cash flows from financing activities		
Capital contributions		6,000,000
Net cash provided by financing activities		6,000,000
Cash and cash equivalents		
Net decrease in cash and cash equivalents		2,321,980
Beginning of year		3,906,773
End of year	$	6,228,753
Supplemental disclosure of cash flow information:		
Interest paid	$	2,727
Net income taxes received	$	1,514,752

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company earns commissions from the sale of mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of the Company.

Note 2 – Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit with various financial institutions.

Prepaid Expenses and Other Assets
Prepaid expenses consist primarily of annual registration renewal fees and software licenses paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house.

Other Receivables
Other receivables primarily include receivables for trail commissions, loan receivables made to certain registered representatives for their transition to the Company and accrued marketing support revenue from non-affiliated sponsors. Loans made to registered representatives for their transition to the Company are paid back by the representatives or amortized based on the representatives' individual sales and investment advisory production.

Property and Equipment
Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally developed software	5-10
Furniture	7

Note 2 – Significant Accounting Policies (continued)

Accounts Payable and Accrued Expenses
Payable balances related to expenses for obligations, or services rendered but not yet paid at the end of the reporting period, are primarily inclusive of: 1) software maintenance invoices; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; 3) salary expenses; and 4) legal expenses.

Unearned Revenue
Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2018 and are related to the subsequent fiscal year.

Revenue Recognition
Revenue related to commissions, investment advisor fees, marketing support, revenue sharing and other revenue are primarily included within the scope of Revenue from Contracts with Customers ("ASC 606"). See Note 4, Revenue from Contracts with Customers, for further discussion of revenue recognition.

All other revenue excluded from the scope of Revenue from Contracts with Customers is recognized as it is earned or realized.

Commission Expense
Commission expense represents a portion of the commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisory Fee Expense
The investment advisory fee expense and respective payable balance represent the incurred expenses and accrued payable, respectively, paid or due to registered representatives on revenue earned from EFA sponsors.

Intercompany Charges
NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, software maintenance and licenses, registration fees, amortization expense on loan receivable balances, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
Clearing agent fees are primarily trade related clearing and execution fees, statement and confirmation mailing, maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

Note 2 – Significant Accounting Policies (continued)

Marketing Support Charges
The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act ("Tax Reform") into law. Under U.S. GAAP, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law (i.e., upon presidential signature). With respect to this legislation, the Company's corporate Federal income tax rate decreased from 35% in 2017 to 21% in 2018.

Fair Value
The carrying amounts of the following financial assets and financial liabilities are approximate fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk
The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2018 and through the financial statement issuance date of February 20, 2019. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Note 3 – Recent Accounting Pronouncements

Adopted

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. See Note 4, Revenue from Contracts with Customers, for further discussion regarding the impact of adoption on the Company.

Note 3 – Recent Accounting Pronouncements (cont.)

Not Yet Adopted

Leases
In February 2015, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lease assets and lease liabilities to be recognized on the balance sheet, and key information about leasing arrangement to be disclosed. For entities that file financial statements with the Securities and Exchange Commission, the pronouncement is effective for fiscal years beginning after December 15, 2018. The Company has determined that upon adoption of the new standard, the revised guidance will not have a material impact on the accounting principles that are currently utilized by the Company.

Note 4 – Revenue from Contracts with Customers

Significant Judgement

Revenue from contracts with customers primarily includes commission revenue, investment advisor fees, marketing support, revenue sharing, and affiliation fees. The recognition and measurement of revenue is based on the assessment of contract terms by revenue stream. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Point of Sale Commissions: The Company earns commissions from sales of mutual funds, unit investment trusts, variable annuities, indexed annuities, variable universal life policies, alternative investments, and other general securities. Commissions are recorded on a trade date basis. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The receivable balances for Point of Sale Commissions earned but not yet received as of December 31, 2018 and January 1, 2018 were $95,240 and $143,754, respectively.

Service fees: Sponsors of certain products may charge servicing fee revenue ("12b-1" fees or "trailing commissions") based on the net asset value ("NAV") of the underlying customer holdings of mutual funds, unit investment trusts, variable annuities, indexed annuities and alternative investments. The product sponsor charges these fees in association with the cost of distribution and servicing of assets of the accounts that are being managed. Where the Company is the broker-dealer of record on the account, the Company may receive a portion, or all, of these service fees from the related sponsor. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is inherent uncertainty in estimating the amount of service fees ESI could earn on an account as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, service revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As service fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of service fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency

Note 4 – Revenue from Contracts with Customers (cont.)

of payments and historical cash receipts. The receivable balances for service fees earned but not yet received as of December 31, 2018 and January 1, 2018 were $2,417,997 and $2,006,141, respectively.

Investment Advisor Fees

The Company receives investment advisory fees from third-party asset managers for investment advisory and portfolio management services, as well as fees from individual customers for financial planning services provided by the Company's investment advisor representatives. These fees are based on a percentage of assets under management ("AUM") for applicable accounts and earned over time. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of investment advisory fee revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, investment advisory fee revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As investment advisory fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of investment advisory fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts. The receivable balances for Investment advisory fees earned but not yet received as of December 31, 2018 and January 1, 2018 were $3,434,140 and $2,821,115, respectively.

Marketing Support, Revenue Sharing and Other Revenue from Customers

Fees from Sales: The Company has marketing support, revenue sharing and other arrangements with certain affiliated entities (NLIC and Life Insurance Company of the Southwest ("LSW")) and sponsors in which the Company receives fees based on sales of certain indexed annuities, variable annuities and mutual funds. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The receivable balances for Marketing support and other revenue from sales earned but not yet received as of December 31, 2018 and January 1, 2018 were $165,661 and $126,820, respectively.

Fees from Services: The Company has marketing support and other arrangements with certain sponsors and external parties in which the Company receives fees, earned over time, based on AUM or NAV, for applicable accounts. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of marketing support and other revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, these fees from services are deemed constrained until it is probable that a significant revenue reversal will not occur. As fees from services are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of fees from services revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts. The receivable balances for Marketing support and other

Note 4 – Revenue from Contracts with Customers (cont.)

revenue from services earned but not yet received as of December 31, 2018 and January 1, 2018 were $559,048 and $417,625, respectively.

Affiliation Fees: The Company charges affiliation fees to registered representatives to cover back-office and administrative costs associated with their affiliation to the Company. The Company accounts for these fees as a single performance obligation because the services are interdependent and together they enable registered representatives to sell to their respective customers. Affiliation fee revenue is earned over time as registered representatives simultaneously receive and consume the benefits provided. Certain registered representatives choose to pay annual affiliation fees in advance of the applicable year and the Company records these payments within Unearned Revenue. The Unearned Revenue balances as of December 31, 2018 and January 1, 2018 were $149,735 and $152,000, respectively.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2018

	2018
Commission Revenue	
Point of Sale Commissions	$ 21,872,486
Service Fees	14,875,311
Total Commissions	36,747,797
Investment Advisor Fees	18,330,448
Marketing Support, Revenue Sharing & Other Revenue from Customers	
Fees from Sales	1,409,105
Fees from Services	2,496,846
Affiliation Fees	518,687
Total Marketing Support, Revenue Sharing & Other Revenue from Customers	4,424,638
Total Revenue from Contracts with Customers	$ 59,502,883

Note 5 – General and Administrative Expenses

For the year ended December 31, 2018, general and administrative expenses are comprised of the following:

	2018
Software Maintenance	$ 1,452,412
Recruiting, Training, Licensing & Registration	418,643
Printing, Postage & Supplies	251,533
Travel & Entertainment	226,652
Loan Amortization	256,115
Legal Expenses	690,818
Public Accounting Fees	82,179
Dues and Memberships	60,421
Insurance	49,000
Consulting	21,106
Other	44,247
	$ 3,553,126

Note 6 – Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2018, are as follows:

	2018
Net capital	$ 4,044,161
Aggregate indebtedness	7,293,144
Net capital requirement	486,210
Excess net capital	$ 3,557,951
Percentage of aggregate indebtedness to net capital	180%

Note 7 – Exemption of Rule 15c3-3

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

Note 8 – Property and Equipment

Property and equipment owned by the Company of $1,723,046 was fully depreciated prior to the beginning of the fiscal year ended December 31, 2018. As such, there was no depreciation expense incurred for the year ended December 31, 2018.

Note 9 – Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a current federal income tax benefit of $1,432,172 for the year ended December 31, 2018. The Company also recorded a current state income tax expense of $2,625 for the year ended December 31, 2018. The components of current and deferred income tax are shown below:

	2018
Current	$ 1,429,547
Deferred	—
Total income tax benefit	$ 1,429,547

Income tax recoverable was $253,084 as of December 31, 2018. In 2018, total taxes are approximately 26% of the Company's loss before income taxes due to the effects of the change in tax rate from Tax Reform on the Company's prior year tax return. The Company is no longer subject to U.S federal, state or local income tax examinations by tax authorities for years prior to 2010. The Company net settled $1,517,277 of its income taxes recoverable for the year ended December 31, 2018. In addition, the Company paid $2,525 in state taxes for the year ended December 31, 2018. There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2018.

Note 10 – Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Revenue Sharing

The Company is the distributor of variable universal life products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these products, the Company records commission expense equivalent to 100% of commission revenue recognized. NLIC pays for certain commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and LSW indexed annuity products was $3,599,428 for the year ended December 31, 2018. The Company recognized revenue sharing on the sale of NLIC and LSW products of $305,592 for the year ended December 31, 2018.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g. square footage, number of employees, compensation levels, et al.). Charges for costs allocated to the Company for the year ended December 31, 2018 were $4,131,223.

Note 10 – Related Party Transactions (cont.)

As of December 31, 2018, accounts payable related to the NLIC and NLVF expense sharing agreements were $993,824 and $236,898, respectively. The accounts payable balances related to NLIC and NLVF are settled in the normal course of business and are included in the Due to affiliates in the Statement of Financial Condition.

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $41,680,523 as of December 31, 2018. The Company has received sufficient equity contributions from its parent, NLVF, which enabled it to meet its contractual obligations as those obligations became due. For the year ended December 31, 2018, the Company received capital contributions from its parent, NLVF, in total of $6,000,000.

Note 11 – Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2018, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. These claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

On February 12, 2018, the U.S. Securities and Exchange Commission ("SEC") announced the "Share Class Selection Disclosure Initiative" program (the "Program"). The Program was created to address instances of an investment advisor placing client funds into higher-fee mutual fund share classes when a lower-fee class was available but not properly disclosed to the client. Under the terms of the Program, the SEC would waive fines against advisory firms that voluntarily participate in the initiative and reimburse affected clients 12b-1 fees that were paid beginning January 1, 2014.

Note 11 – Commitments and Contingencies (cont.)

In certain instances, the Company received 12b-1 fees in its largest advisory platform, even where a cheaper share class was available. Accordingly, ESI elected to participate in the Program. As of December 31, 2018, the Company recorded, in aggregate, $206,000 of 12b-1 fees it expects to reimburse to its clients related to the Program. While the Company believes it has meritorious defenses with regards to its disclosures of 12b-1 fees when a lower-fee class was available, the ultimate resolution of the Program could result in losses, in excess of the amount accrued, that cannot be estimated.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

	2018
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 6,918,843
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	6,918,843
Deductions	
Receivables from non-customers, in excess of payable	2,331,024
Investment in and receivables from affiliates, subsidiaries and associated partnerships	—
Other assets	543,658
Total non-allowable assets	2,874,682
Net capital before haircuts on securities position and other deductions	4,044,161
Haircut on securities	—
Other deductions	—
Net capital	$ 4,044,161
Computation of aggregate indebtedness	
Payable to non-customers	$ 5,119,673
Accounts payable, accrued liabilities, accrued expenses and other	2,173,471
Total aggregate indebtedness	$ 7,293,144
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 486,210
Excess net capital	$ 3,557,951
Net capital less 10% of aggregate indebtedness	$ 3,314,847
Percentage of aggregate indebtedness to net capital	180%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2018.